EXHIBIT 3.3

STATE OF LOUISIANA
PARISH OF RAPIDES

FIRST AMENDED AND RESTATED
OPERATING AGREEMENT OF
CLECO POWER LLC

  THIS FIRST AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement"), effective as of the 30th day of April, 2010, is entered into by and between Cleco Power LLC, a Louisiana limited liability company (the "Company"), and Cleco Corporation, a Louisiana corporation, the Company's sole member on the date hereof (the "Member"), who agree as follows:

RECITALS

A. The original Operating Agreement for the Company was effective as of December 13, 2000.

B. The Member desires to amend the Operating Agreement in several respects, and accordingly hereby amends and restates the Operating Agreement and adopts this First Amended and Restated Operating Agreement to provide in its entirety as follows:

  1. **Formation**. The Member executed the Articles of Organization of the Company on the 12th day of December, 2000, and the First Amended and Restated Articles of Organization of the Company on the 30th day of April, 2010 (the "Articles"), which Company was formed under the provisions of the Limited Liability Company Law of Louisiana, La. R.S. 12:1301, et seq. (the "LaLLCL"), and other applicable law, as amended. Pursuant to the LaLLCL, the Member and the Company hereby adopt this Agreement to govern and control the contractual relationship between them. Accordingly, the rights and liabilities of the Member and the Company shall be as provided herein. These rights and liabilities supplement and are in addition to the rights set forth in the Articles.

  2. **Principal Place of Business**. Both the registered office in Louisiana and the principal business office of the Company (the "Principal Business Office") shall be located at 2030 Donahue Ferry Road, Pineville, Louisiana, 71360, or at such other location as may be designated by the Member from time to time.

  3. **Other Business of Member**. The Member may engage in and/or possess interests in other business ventures of every nature and description, independently or with others; and the Company shall not have any rights by virtue of this Agreement or the existence of this Company in or to such ventures or to the income or profits derived therefrom.

4. **Accounting and Reports for the Company**.

a. **Records and Accounting**. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods selected by the Member from time to time, and if not so selected, the books and records shall be maintained in accordance with generally accepted accounting principles consistently applied. The books and records of the Company shall reflect all the Company's transactions and shall be appropriate and adequate for the Company's business. The accounting year of the Company for financial reporting and for federal income tax purposes shall be the calendar year.

b. **Access to Records**. All books, records, files, securities and other documents or information maintained by the Company shall be maintained at the Principal Business Office or at any other office of the Company chosen by the Member.

c. **Outside Consultants**. The Company may obtain the services of outside accountants, attorneys and other consultants.

5. **Membership Interest and Capital Account**.

a. **Membership Interest and Organization**. Exhibit A to this Agreement states the initial interest of the Member (the "Membership Interest") in the Company, and the initial contribution of cash or property by such Member.

b. **Certificates for Membership Interest**. The Membership Interest shall not be represented by any certificate of membership or other evidence of membership other than the Articles and this Agreement.

c. **Addition to or Withdrawal of Capital Contributions**. The Member shall not have the right to withdraw its capital contribution at any time. The Member shall not be required to make any additional contributions to the capital of the Company. Additional capital may be contributed to the Company, or capital may be withdrawn, but only as authorized by appropriate action under this Agreement.

6. **Management Provisions**.

a. **Qualification and Appointment**. There shall be that number of Managers (which number may be one) as are elected by the Member, in its sole discretion, from time to time. The Managers may (but shall not be obligated to) appoint one of the Managers as chairman. Each Manager shall serve until removed by the Member or replaced by a successor appointed by the Member or until such time as the Manager resigns, including automatic resignation upon ceasing to be an employee of the Member or any of its affiliates.

b. **Officers.** The Managers may (but shall not be obligated to) appoint officers from time to time. Each of the officers shall have all such powers, responsibilities and obligations as are associated by custom or statute with their respective offices under the

Louisiana Business Corporation Law, including to the extent delegated by the Managers, the authority to act on behalf of, bind, execute and deliver documents in the name of and for the Company.

c. **Meetings and Quorum**. Managers will meet as often as the Member or the Managers deem necessary. A majority of the Managers shall be required to attend or participate by telephone in meetings to constitute a quorum for the transaction of business.

d. **Notice**. Managers shall receive written notice of such meetings by mail, courier, facsimile, or by electronic mail (e-mail) not less than two (2) days before said meeting.

e. **Telephonic Meetings**. Managers may conduct meetings by telephone or conference call, and any Manager may participate in any meeting via telephone.

f. **Voting**. The affirmative vote of a majority of the Managers present at or participating by telephone in any meeting shall be required for any action of the Managers to be valid.

g. **Consents.** Any action of the Managers or any committee designated by the Managers which may be taken at a meeting thereof, may be taken without a meeting if authorized by a writing signed by all of the Managers or all of the members of such committee, as the case may be; provided, however, that the foregoing shall not be construed to alter or modify any provision of law or the Articles pursuant to which the written consent of less than all of the Managers is sufficient for action by the Managers.

h. **Powers of Managers**. Any action authorized by the Managers may be implemented by the Manager(s) or officer(s) designated for such action, or by any Manager in the absence of such delegation.

i. **Removal of Managers**. The Member may remove one or more Managers with or without cause at any time.

j. **Resignation**. Any Manager may resign at any time by giving written notice to the Company. The resignation of any Manager shall take effect at the time specified in the notice of resignation. The acceptance of such resignation shall not be necessary to make it effective. Notwithstanding the foregoing, any Manager shall be deemed to resign automatically upon ceasing to be an employee of the Member or any of its affiliates.

k. **Indemnification**. The Company shall, and hereby does, fully release, indemnify and hold the Member and each Manager and officer (collectively, an "Indemnitee") of the Company harmless from and against any loss, claim or other liability the Indemnitee may incur at any time as a result of the Indemnitee's service to the Company, to the fullest extent permitted or required by the LaLLCL, as amended from time to time. The Company may advance expenses incurred by the Indemnitee following the Company's receipt of the Indemnitee's agreement to reimburse the Company for the advance in the event of a determination that the Indemnitee is not entitled to indemnification by the Company.

7. **Profits or Losses**. The net profits or net losses (and any separately stated items, including without limitation, depreciation, amortization and tax credits) of the Company shall be allocated to the Member.

8. **Distributions**. From time to time, the Member may authorize the Company to make distributions to the Member for the purpose of defraying the annual tax liability caused by the Company's profits. The Company may make other distributions to the Member as and when authorized by the Member.

9. **Dissolution**.

    a. **Events Causing Dissolution**. The following events (each a "Dissolution Event") shall cause a dissolution of the Company:

        (1) The filing of an affidavit in accordance with Section 1335.1 of the LaLLCL; or

        (2) The entry of a judicial decree of dissolution under Section 1335 of the LaLLCL.

    b. **Winding Up the Company**. Upon the occurrence of a Dissolution Event, the Member shall wind up the Company and liquidate its assets and liabilities according to Sections 1336 through 1341 of the LaLLCL. After the Dissolution Event and until completion of the winding up, the Member may continue to conduct the business of the Company. The Member shall at all times retain the maximum limitation of liability with respect to claims against the Company as is allowed by the LaLLCL. This limitation of liability shall not be diminished by the fact that the Member has not formally commenced the winding up of the Company after a Dissolution Event.

    c. **Gains or Losses in Winding Up**. Any gains or losses on disposition of Company properties in the process of liquidation will be credited or charged to the Member. Any property distributed in kind in the winding up must be valued and treated as though the property was sold and the cash proceeds were distributed. The difference between the value of the property distributed in kind and its book value will be treated as a gain or loss on the sale of the property and credited or charged to the Member.

10. **General Provisions**

    a. **Choice of Law**. The validity of this Agreement is to be determined under, and the provisions of this Agreement are to be construed in accordance with, the laws of the State of Louisiana.

    b. **Binding Effect**. This Agreement is to be binding upon, and inure to the benefit of the successors and permitted assigns of the Member.

c. **Gender and Plurality**. Wherever applicable, the pronouns designating the masculine or neuter will equally apply to the feminine, neuter or masculine genders. Furthermore, wherever applicable within this Agreement, the singular will include the plural and vice versa. The term "person" when used herein shall include a natural person and all forms of entities, including, without limitation, a corporation, trust, association, partnership, limited partnership, partnership in commendam, limited liability company or limited liability partnership.

d. **Notices**. All notices, demands, and other writings required herein, or delivered in connection herewith, may be either delivered in person or by private courier (which shall be effective upon delivery), by facsimile or similar communication (which shall be effective upon confirmation of delivery on the sender's facsimile machine or other communication device), or by prepaid registered or certified mail (which shall be effective five business days after being so mailed) to the addresses or facsimile numbers for notice set forth as follows:

> Cleco Power LLC
> 2030 Donahue Ferry Road
> Pineville, Louisiana 71360
> Attn.: Corporate Secretary of Cleco Corporation
>
> Cleco Corporation
> 2030 Donahue Ferry Road
> Pineville, Louisiana 71360
> Attn.: Corporate Secretary of Cleco Corporation

e. **Waiver of Notice.** Whenever any notice whatever is required to be given by this Agreement, the Articles or any of the provisions of the LaLLCL, a waiver thereof in writing, signed by each person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the actual required notice. Attendance at any meeting by any person entitled to such notice without first objecting to lack of notice shall constitute waiver of notice.

f. **Captions**. Article, section and paragraph captions are for reference purposes only and will not be considered to affect context.

g. **Severability**. If any part of this Agreement is found by a court of competent jurisdiction to be void, against public policy or otherwise unenforceable, that part shall be reformed by the court to the extent necessary to make such provision enforceable. If the entire provision is deemed unenforceable by the court, the provision shall be deleted. In either event, this Agreement and each of the remaining provisions of it, as so amended, shall remain in full force and effect.

h. **Integration**. This Agreement and the Articles embody the entire agreement and understanding between the Member and the Company and supersede all prior agreements and understandings, if any, between the Member and the Company, relating to the subject matter hereof.

COMPANY: **CLECO POWER LLC**

By: /s/ Michael H. Madison
   Name: Michael H. Madison
   Title: Chief Executive Officer

MEMBER: **CLECO CORPORATION**

By: /s/ Michael H. Madison
   Name: Michael H. Madison
   Title: President & Chief Executive Officer

EXHIBIT A TO FIRST AMENDED AND RESTATED
OPERATING AGREEMENT OF CLECO POWER LLC

Initial Membership Interest and Contribution

Member	**Membership Interest**	**Cash Contribution**
Cleco Corporation	100%	$1,000